Exhibit H

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

May __, 2004

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
Emera Inc. (70-_____)

          Emera Inc. ("Emera"), located at P.O. Box 910, Halifax, Nova Scotia, Canada B3J2W5, a registered holding company under the Act, and its direct and indirect subsidiary companies, Emera US Holdings Inc. ("Emera USH"), BHE Holdings Inc. ("BHEH"), located at 1209 Orange Street, New Castle, Wilmington, DE 19801, Bangor Hydro-Electric Company ("BHE"), located at 33 State Street, Bangor, Maine 04401, and the direct and indirect subsidiary companies of Emera listed on Exhibit A of the Application, are seeking authorization for certain financing and other transactions described in more detail below.

          Emera, BHE, Emera USH, BHEH and the subsidiaries identified on Exhibit A (collectively, the "Applicants") request authorization to engage in certain financing transactions during the period from the effective date of the


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

order granted pursuant to the Application through June 30, 2007 (the "Authorization Period").

          Proceeds from the sale of securities in financing transactions will be used for general corporate purposes, including financing the capital expenditures and working capital requirements of Emera and its subsidiaries (the "Emera Group"), the acquisition, retirement or redemption of securities previously issued by Emera Group companies, and for authorized investments in companies organized in accordance with Rule 58 under the Act, Canadian Energy Related Subsidiaries (defined infra), exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs") and for other lawful purposes.

          Applicants represent that no financing proceeds will be used to acquire the securities of any company unless such acquisition has been approved by Commission order, or it is in accordance with an available exemption under the Act or the rules under the Act, including Sections 32, 33 and 34 and Rule
58. Financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

          Applicants seek the following Commission authorization:

          a. Emera requests authorization to issue and sell through the Authorization Period up to $3 billion of securities at any time outstanding (the "Emera External Limit") and to issue guarantees and other forms of credit support in an aggregate amount of $650 million at any time outstanding (the "Emera Guarantee Limit");

          b. Emera requests authority to enter into hedging transactions, including anticipatory hedges, with respect to its indebtedness to manage and minimize interest rate costs and to lock-in current interest rates;

          c. Emera requests authorization to finance certain of its nonutility subsidiaries at a mark up to Emera's cost of funds.

          d. Emera USH and BHEH request authorization to issue and sell securities to Emera, to finance one another through the issuance and acquisition of securities, and to finance BHE by acquiring its securities.

          e. Emera requests authorization to change the terms of any wholly-owned subsidiary's authorized capital stock;

          f. Emera's non-utility subsidiaries request authorization to pay dividends out of capital or unearned surplus;

          g. Emera and its subsidiaries request authorization to acquire the equity securities of one or more special purpose subsidiaries ("Financing


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

Subsidiaries") organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries.

          h. Emera requests that the Commission approve the issuance of up to 5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans (the "Common Stock Plan Limit");

          i. BHE requests authorization to issue and sell up to $100 million in short-term debt (the "BHE Limit");

          j. Emera requests authorization to invest up to $300 million in certain energy-related companies that are doing business in Canada ("Canadian Energy Related Subsidiaries").

          k. Emera requests authorization to issue and sell securities and guarantees in an aggregate amount of up to $2.0 billion (the "EWG-FUCO Investment Limit"), such amount to be included within the Emera External Limit and Emera Guarantee Limit proposed above, for the purpose of financing the acquisition of EWGs and FUCOs.

          l. Emera requests authorization to restructure its non-utility interests from time to time, including to establish one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future non-utility subsidiaries.

          Applicants propose that the following general terms and conditions would apply, where appropriate, to the requested financing authorizations ("Financing Limitations"):

          a. Effective Cost of Money.

          The effective cost of money on long-term debt borrowings in accordance with authorizations granted under the Application will not exceed the greater of
(a) 500 basis points over the comparable-term U.S. or Canadian treasury securities or (b) a gross spread over U.S. or Canadian treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings in accordance with the authorizations granted in the Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed the greater of
(a) 500 basis points over the yield to maturity of a U.S. or Canadian treasury security having a remaining term equal to the term of that series of preferred stock or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.


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

          b. Maturity.

          The maturity of long-term debt will be between one and 100 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock. Preferred stock issued directly by Emera may be perpetual in duration. Short-term debt will mature within a year.

          c. Issuance Expenses.

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

          d. Common Equity Ratio.

          Emera will maintain common stock equity\1 as a percentage of total capitalization,\2 as shown in its most recent quarterly consolidated balance sheet, of at least 30% or above.\3 In addition, BHE will maintain common stock equity of at least 30% of total capitalization as shown in its most recent quarterly balance sheet.

          e. Investment Grade Ratings.

          Applicants further represent that no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Emera that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act").


--------------
1/ Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.
/2 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.
/3 Emera will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized.


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

Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied. A security issued prior to the registration of Emera under the Act or in accordance with any applicable rule, regulation or order of the Commission under the Act would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by any company in the Emera Group.

          f. Authorization Period.

          No security will be issued pursuant to the authorization sought after the last day of the Authorization Period.
Emera's External Financing Program

          Emera proposes to issue long-term equity and debt securities aggregating not more than the Emera External Limit at any one time outstanding during the Authorization Period. Such securities could include, but would not necessarily be limited to, common stock, preferred stock equivalent securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long- and short-term debt (including commercial paper), subordinated debt, bank borrowings, securities with call or put options, and securities convertible into any of these securities. In addition, Emera also seeks authorization to issue shares of common stock or options to purchase shares under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans up to the Common Stock Plan Limit. Securities issued under the Common Stock Plan Limit would not reduce the capacity to issue securities under the Emera External Limit. Emera may also issue guarantees and enter into interest rate swaps and hedges as described below.

Common Stock

          Emera seeks authorization to issue common stock in an aggregate amount outstanding not to exceed the Emera External Limit at any time during the Authorization Period. Specifically, Emera proposes to issue and sell common stock, options, warrants, purchase contracts, units, other stock purchase rights exercisable for common stock and securities with some of the characteristics of Emera common stock. Emera requests authorization, during the Authorization Period, to issue and sell from time to time such securities, either: (1) through underwritten public offerings, (2) in private placements, (3) under its dividend reinvestment, stock-based management incentive and employee benefit plans and such other plans as may hereafter be adopted, (4) in exchange for securities or assets being acquired from other companies, and (5) in connection with redemptions of certain series of Nova Scotia Power Inc. ("NSPI") preferred stock.


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

          Emera may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Underwriters may resell common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Emera also may grant underwriters a "green shoe" option permitting common stock to be offered solely for the purpose of covering over-allotments.

          Emera issues and sells common stock pursuant to its Common Shareholder Dividend Reinvestment Plan and its Employee Common Share Purchase Plan, which provide an opportunity for shareholders and company employees to reinvest dividends and make cash contributions for the purpose of purchasing common shares. Emera also has a stock option plan that grants options to the senior management of Emera and its subsidiary companies for a maximum term of 10 years. The option price for these shares is the market price of the shares on the day prior to the option grant. Emera may also buy back shares of such stock or such options during the Authorization Period.\4 Emera proposes to issue shares pursuant to these plans and such other plans as may hereafter be adopted during the Authorization Period subject to the Common Stock Plan Limit.

          Emera may seek to acquire securities of companies engaged in energy-related businesses as described in Rule 58, Canadian Energy Related Subsidiaries, or other businesses authorized by the Act, the rules thereunder or by Commission order. These acquisitions may involve the exchange of Emera stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions would be individually negotiated. The Emera common stock to be exchanged may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered or qualified under applicable securities laws or unregistered and subject to resale restrictions. Emera does not intend to engage in any transaction where original

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4/ Emera proposes, from time to time during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect up to the Common Stock Plan Limit in shares of Emera common stock under Emera's dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans currently existing or that may be adopted in the future. For example, Emera currently maintains the following stock-based benefit plans for employees: 1) Emera Senior Management Stock Option Plan, which currently has
1.3 million treasury shares reserved; 2) Emera Common Share Purchase Plan, which currently has 1.5 million treasury shares reserved; and 3) Emera Dividend Reinvestment Plan.

issue stock is not registered or qualified while a public offering is being made, other than a public offering pursuant to a compensation, dividend or stock purchase plan, or a public offering of debt. Subject to the foregoing, Emera accordingly seeks authorization to issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any equity securities or assets has been authorized by the Commission or is exempt under the Act or rules under the Act.

          The ability to offer stock as consideration may make a transaction more economical for Emera as well as for the seller of the business. For purposes of calculating compliance with the Emera External Limit, Emera's common stock would be valued at market value based upon the negotiated agreement between the buyer and the seller.

Preferred Stock

          Emera may issue preferred stock from time to time during the Authorization Period in accordance with the Financing Limitations and the Emera External Limit. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Emera's board of directors./5 Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of Emera common stock or unsecured indebtedness.

Long-Term Debt

          Emera proposes to issue long-term debt in accordance with the Financing Limitations and the Emera External Limit. Long-term debt would be unsecured and have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Emera may determine at the time of issuance. Any long-term debt: (i) may be convertible into any other authorized securities of Emera;\6 (ii) will have maturities ranging from one to 100 years; (iii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount; (iv) may be entitled to mandatory or optional sinking-fund provisions; (v) may provide for reset of the coupon

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5/ Any convertible or equity-linked securities would be convertible into or linked to securities that Emera is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Emera.
6/ See note 5, above.


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

pursuant to a remarketing arrangement; (vi) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event; (vii) may be called from existing investors by a third party or (viii) may be entitled to the benefit of financial or other covenants.

Short-Term Debt

          Emera requests authorization to issue directly, or indirectly through Financing Subsidiaries existing or to be formed under the authorization requested herein, short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes. The issuance of short-term debt will be in accordance with the Financing Limitations and the Emera External Limit. Proceeds of any short-term debt issuance may be used to refund Emera's outstanding debt securities and to provide financing for general corporate purposes, working capital requirements and the capital expenditures of the Emera Group until long-term financing can be obtained. Short-term debt issued by Emera will be unsecured.

          Emera may sell commercial paper, from time to time, in established domestic Canadian, U.S. or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Emera will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

          Emera also proposes to establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Alternatively, if the notional maturity of short-term debt is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under US generally accepted accounting principles. Emera may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance. To the extent credit is extended under either commercial paper or short-term debt facilities during the Authorization Period, these amounts would be included within Emera's External Limit and would be subject to the Financing Limitations.

Hedges and Interest Rate Risk Management

          Emera requests authorization to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or LIBOR based swap instruments (collectively, "Hedge Instruments"). Emera would employ Hedge Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedge Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, Emera will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such Hedge Instrument will closely correspond to the underlying interest rate indices of Emera's debt to which such Hedge Instrument relates. Off-exchange Hedge Instruments would be entered into only with counterparties whose senior debt ratings are investment grade ("Approved Counterparties").

          In addition, Emera requests authorization to enter into Hedge Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments ("Forward Sale"), (ii) the purchase of put options on Hedge Instruments ("Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments ( "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Emera will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

          Emera will comply with applicable standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB") or Canadian GAAP. In addition, Emera will endeavor to qualify these financial instruments for hedge accounting treatment under FASB rules. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under


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

Canadian GAAP, but not under US GAAP, Emera's financial statements filed with the Commission will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction entered into by Emera or its subsidiaries (except BHE and its subsidiaries) will be allocated to BHE or its subsidiaries, regardless of the accounting treatment accorded to the transaction.

          To the extent such securities are not exempt under Rule 52(a), BHE requests authorization to enter into the transactions described above on the same terms applicable to Emera, except that BHE would comply with applicable FASB standards and US GAAP.

Guarantees

          Emera and BHE request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of their respective subsidiaries as may be appropriate or necessary to enable such subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed the Emera Guarantee Limit outstanding at any one time (not taking into account obligations exempt under Rule 45) with respect to guarantees issued by Emera and $55 million with respect to guarantees issued by BHE. All debt guaranteed will comply with the Financing Limitations. Included in this amount are Guarantees entered into by Emera that were previously issued in favor of its subsidiaries to the extent that they remain outstanding during the Authorization Period.\7 The limit on Guarantees is separate from the Emera External Limit.

          Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the subsidiary companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. Emera may, for example, provide credit support to Emera Energy Inc. or Emera Energy Services Inc. in connection with energy trading, transportation and physical commodity contracts. BHE may need guarantee authorization to provide credit support for a subsidiary engaged in utility construction activity. Any guarantee that is outstanding at the end of the Authorization Period shall remain in force until it expires or terminates in accordance with its terms.

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7/ A guarantee of the securities issued by a financing subsidiary would not count against the issuer's guarantee limit but the amount of the guarantee would count against the guarantor's external financing limit.


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

          Certain Guarantees may be in support of obligations that are not capable of exact quantification. In these cases, Emera and BHE will determine the exposure under a Guarantee for purposes of measuring compliance with their respective guarantee limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts. Each subsidiary may be charged a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding.

Subsidiary Financing

          Emera seeks authorization to finance the capital requirements of its subsidiaries and to fund their authorized or permitted businesses through the acquisition of the securities of subsidiaries issued under the Act, the Commission's rules, regulations or orders, and within any limits applicable to investments in EWGs, FUCOs, Rule 58 subsidiaries and Canadian Energy Related Subsidiaries.

Market Rate Subsidiaries

          Under a prior Commission order Emera was granted authorization to lend funds to certain of its nonutility subsidiaries at a mark up to Emera's cost of funds. Emera requests that this authorization be continued for the Authorization Period. The authorization requested would apply to borrowings by all nonutility subsidiaries except BHE, any of BHE's direct or indirect subsidiaries, or NSPI (the "Market Rate Subsidiaries"), and would apply to loans from Emera or NSPI to Market Rate Subsidiaries and to loans between such companies. Emera requests such authority principally to allow it to operate its businesses efficiently under Canadian tax regulations.

          As explained Emera's application in SEC File No. 70-9787, which was granted by an order dated October 1, 2001, (HCAR No. 27445) (the "Acquisition Order"), the Income Tax Act (Canada) and the Regulations promulgated thereunder (collectively the "ITA") requires borrowed funds to be used for the purpose of earning income before it allows a taxpayer a deduction in calculating taxable income, for the interest expense associated with a borrowing. This restriction flows from the fundamental principle in the ITA that each taxable company is a separate and distinct entity for tax purposes. Consequently, Emera must earn income from on-lending its external borrowings to its subsidiaries or Emera will not be permitted a deduction of the related interest expense in calculating its taxable income under the ITA. Each company must independently demonstrate a business purpose for incurring debt. If Emera would be required to on-lend funds to its Market Rate Subsidiaries at cost, Emera would not be eligible, under the rules for computation of taxable income in the ITA and the rules of administrative practice adopted by Canada's Customs and Revenue Agency ("Revenue Canada"), (the administrative body responsible for the administration of the
ITA) for an interest expense deduction on such borrowed funds.


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

          Because the ITA treats each company as a separate and distinct entity for Canadian income tax purposes, an associated group of Canadian companies also cannot file a consolidated tax return. Therefore, unlike U.S. corporate groups, Canadian groups cannot use losses from affiliated companies to offset income from other companies in the same corporate group. Intercompany loans at market rates may be used where appropriate to adjust taxable income among the group members. The proposed market rate loan authority, therefore, would allow Emera to implement the most economically efficient financial structure given its tax constraints.

          Emera would determine the appropriate market rate for loans from Emera or NSPI to each Market Rate Subsidiary, or between Market Rate Subsidiaries, in much the same manner practiced by an independent bank. Emera would review the nature of each subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. Emera would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, Emera will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate could be determined. Emera would provide its analysis supporting its market-based rate determination to the Commission upon request.\8

Financing BHE

          Emera intends to finance BHE's capital needs at the lowest practical cost. BHE will either finance its capital needs through short, medium and long-term borrowings from nonassociated entities or through borrowings from Emera directly, or indirectly through Emera USH and BHEH.\9 BHE also proposes to borrow funds from NSPI if NSPI has surplus funds and the interest rate on the loan would result in a lower cost of borrowing for BHE. All borrowings by BHE from an associate company would be at the lower of Emera's effective cost of capital, NSPI's effective cost of capital (if NSPI is the lender) or BHE's effective cost of capital incurred in a direct borrowing at that time from nonassociates for a comparable term loan.\10 In addition, borrowings by BHE from an associate company would be unsecured, i.e., not backed by the pledge of specific BHE assets as collateral.

---------------
8/ Similar market rate financing authorization was granted in E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002).
9/ BHE's nonutility subsidiaries will finance their capital needs through the issuance of securities under Rule 52(b).
10/ Emera will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including whether benchmarking or other methods were used to establish the interest rate charged to BHE in connection with the loan.


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

          The MPUC exercises jurisdiction over the securities issued by BHE with maturities of one year or longer. BHE requests Commission authorization to issue and sell securities with maturities of less than one year. Such short-term debt issued and outstanding at any time during the Authorization Period will not exceed the BHE Limit.

Financing Emera USH and BHEH

          Emera USH requests authorization to issue and sell securities to Emera and NSPI and to acquire securities from BHEH and BHE. BHEH requests authorization to issue and sell securities to Emera, NSPI and Emera USH and to acquire securities from BHE. Each of Emera USH and BHEH also seeks authority to issue guarantees and other forms of credit support for the benefit of their direct and indirect subsidiaries. Emera USH and BHEH would not borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies.

          Each of Emera USH and BHEH is intended to function as a financial conduit to facilitate Emera's U.S. investments. As authorized by the Acquisition Order, for reasons of economic efficiency, the terms and conditions of any securities issued by Emera USH and BHEH to an associate company will be on an arm's length basis. The financing proposed herein would be used to fund the capital requirements of BHE and its subsidiaries and any exempt or subsequently authorized activity that is hereafter acquired. Such financing would not be used by Emera USH or BHEH to carry on business or investment activities, other than as described herein.

Changes in Capital Stock of Wholly-Owned Subsidiaries

          Applicants request authority to change the terms of any wholly-owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Emera or other intermediate parent company. The portion of an individual subsidiary's aggregate financing to be effected through the sale of stock to Emera or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such subsidiary. In addition, the subsidiary may choose to use capital stock with no par value. The relief requested herein would provide necessary financing flexibility.

          The requested authorization is limited to Emera's wholly-owned subsidiaries and will not affect the aggregate limits or other conditions contained herein. A subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by BHE or any other public utility company would be subject to and would only be taken upon the receipt of any necessary approvals by the MPUC or other public utility commission with jurisdiction over the transaction. As noted


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previously, BHE will maintain, during the Authorization Period, a common equity capitalization of at least 30%.

Payment of Dividends Out of Capital or Unearned Surplus

          Upon the acquisition of BHE by Emera, the retained earnings of BHE were eliminated. The goodwill resulting from the transaction was pushed down to BHE and reflected as additional paid-in-capital in its financial statements. The effect of these accounting adjustments was to leave BHE without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level. Accordingly, the Acquisition Order permitted BHE to pay dividends and or to repurchase or redeem its common stock held by its associate company parent after the acquisition out of its additional paid-in-capital up to the amount of BHE's pre-acquisition retained earnings plus any amortization or write-down of goodwill charged against post-acquisition earnings. The Acquisition Order provided, however, that in no event would dividends paid or share repurchases and redemptions cause BHE's common equity capitalization to fall below 30% of total capitalization. BHE will continue to rely on the Acquisition Order for the dividend authorization summarized above.

          Applicants now request authorization for the nonutility companies in the Emera Group, excluding NSPI, to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants. In addition, each of such nonutility companies will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

Financing Subsidiaries

          The Emera Group companies (except NSPI) seek authorization to organize new corporations, trusts, partnerships or other entities that will facilitate financings by issuing short-term debt, long-term debt, income preferred securities, equity securities or other securities to third parties and transferring the proceeds of these financings to Emera or such entity's respective parent company./11 To the extent not exempt under Rule 52, the Financing Subsidiaries also request authorization to issue such securities to third parties. In connection with this method of financing, Emera and the subsidiaries may: (i) issue debentures or other evidences of unsecured indebtedness to a Financing Subsidiary in return for the proceeds of the financing; (ii) acquire voting interests or equity securities

--------------
11/ Financing Entities would not issue securities that would be convertible into equity securities of a utility subsidiary.

issued by the Financing Subsidiary to establish ownership of the Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the Financing Subsidiary), and; (iii) guarantee a Financing Subsidiary's obligations in connection with a financing transaction. Any amounts issued by a Financing Subsidiary to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such Financing Subsidiary. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.

          Applicants also request authorization to enter into support or expense agreements ("Expense Agreement") with Financing Subsidiaries to provide services to and pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent or another subsidiary for bankruptcy purposes, the ratings agencies require that any Expense Agreement whereby the parent or subsidiary provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary in the event of the bankruptcy of the parent or subsidiary without interruption or an increase of fees. Therefore Applicants seek approval under Section 13(b) of the Act and rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price but only for so long as such Expense Agreement established by the Financing Subsidiary is in place.

Intermediate Subsidiaries and Nonutility Reorganizations

          The Acquisition Order authorized the applicants to restructure Emera's nonutility holdings from time to time as may be necessary or appropriate to further the Emera Group's authorized nonutility activities. Applicants request the continuation of such authorization. In particular, Emera requests authorization to acquire, directly or indirectly, the equity securities of one or more entities ("Intermediate Subsidiaries") which would be organized exclusively for the purpose of acquiring, holding and/or financing the securities of one or more existing or future EWGs, FUCOs, Rule 58 Subsidiaries, ETCs, Canadian Energy Related Subsidiaries or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined in the Application, relating to such subsidiaries.

          An Intermediate Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC, Canadian Energy Related Subsidiary or other authorized nonutility business; (2) after the award of such a bid proposal,


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

to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by Emera and non-affiliated investors;
(4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning to limit Emera's exposure to Canadian, U.S. and foreign taxes; (7) to further insulate Emera and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from: (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Emera from the Commission; and (3) other available cash resources, including proceeds of securities sales by nonutility subsidiaries pursuant to Rule 52.

          Emera requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in nonutility subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, Emera may wish to merge or contribute the equity securities of one nonutility subsidiary to another nonutility subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a nonutility subsidiary to sell) the equity securities or all or part of the assets of one nonutility subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, Emera hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Emera's ownership interests in existing and future nonutility subsidiaries./12 Such transactions may take the form of a nonutility subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another nonutility subsidiary, and the acquisition, directly or indirectly, of the equity securities or

---------------
12/ Applicants will seek such authorization under Section 12(e) of the Act and the rules thereunder as may be required in connection with the solicitation of any proxy, power of attorney, consent, or authorization regarding any security of a subsidiary which terms may be changed under the authorization granted according to this provision.


                                      -16-
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assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable laws and accounting requirements./13

          The requested authorization would enable the Emera Group to consolidate similar businesses and to participate effectively in authorized nonutility activities, without the need to apply for or receive additional Commission approval. Such restructurings would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Any new entity formed under the authority requested herein may be a corporation, partnership, limited liability company or other entity in which Emera, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These entities would engage only in businesses to the extent the Emera Group is authorized, whether by statute, rule, regulation or order, to engage in those businesses. Emera does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the Emera Group into a new, unauthorized line of business.

          Emera requests authorization to make expenditures on Development and Administrative Activities, as defined above, in an aggregate amount of up to $150 million. Emera proposes a "revolving fund" concept for permitted expenditures on such activities. Thus, to the extent a nonutility subsidiary in respect of which expenditures for Development or Administrative Activities were made subsequently becomes an EWG, FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development and Administrative Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable.

Canadian Energy Related Subsidiaries

          The Acquisition Order authorized Emera to invest in various businesses located in Canada that are energy related and retainable nonutility businesses under Section 11 of the Act. In particular, the Acquisition Order authorized Emera to invest up to $300 million to organize or acquire companies engaged in the nonutility businesses in which Emera was then engaged and in

--------------
13/ Applicants would seek authorization under the Act for the sale or transfer of a nonutility subsidiary held by a FUCO to another company in the Emera Group, unless the associate company's acquisition of the nonutility subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act, under rule 58, or under an applicable prior Commission order.


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certain other nonutility energy related businesses specifically described below without obtaining additional Commission authorization under the Act for each individual acquisition. Such businesses would derive substantially all their revenues from Canada or the U.S., or derive revenues from both countries./14 Emera requests a continuation of this authorization.

          The specific nonutility businesses in which Emera proposes to invest include, in addition to its current nonutility businesses:

     o energy management services and other energy conservation related businesses,

     o    the maintenance and monitoring of utility equipment,

     o    the provision of utility related or derived software and services,

     o engineering, consulting and technical services, operations and maintenance services,

     o brokering and marketing electricity and other energy commodities and providing services such as fuel management, storage and procurement,

     o oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities.

EWG and FUCO Investments

          Emera seeks authorization to issue and sell securities for the purpose of funding investments in EWGs and FUCOs in an aggregate amount not to exceed the EWG-FUCO Investment Limit. Emera does not satisfy the conditions of Rule 53(a) because its FUCO investment exceeds 50% of its consolidated retained earnings. As of December 31, 2003, Emera had consolidated retained earnings of $235.5 million and an investment of $642.7 million in NSPI. Consequently, the additional authorization requested and Emera's current investment in EWGs and FUCOs could result in an aggregate investment of approximately $2.64 billion.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

---------------
14/ Emera's investments prior to its registration under the Act in such nonutility subsidiaries would be excluded from the investment limit.


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                                                               Jonathan G. Katz
                                                               Secretary


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